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                   	SECURITIES AND EXCHANGE COMMISSION
                         	Washington, DC 20549

                            	FORM 12b-25

                     	Notification of Late Filing

                                     	Commission File Number 1-12362
(Check one)

[] Form 10-K and Form 10-KSB	 [] Form 11-K
[] Form 20-F     [] Form 10-Q and Form 10-QSB    [] Form N-SAR

For period ended    September 30, 1997
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	[] Transition Report on Form 10-K and Form 10-KSB
	[] Transition Report on Form 20-F
	[] Transition Report on Form 11-K
	[] Transition Report on Form 10-Q and Form 10-QSB
	[] Transition Report on Form N-SAR

For the transition period ended
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	Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                 	PART I
                          	REGISTRANT INFORMATION

Full name of registrant    U.S.Drug Testing, Inc.
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Former name if applicable
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	Address of principal executive office (Street and Number)

10400 Trademark Street
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	City, State and Zip Code Rancho Cucamonga, California 91730
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                              PART II
                      	RULE 12b-25(b) AND (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

	[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             	PART III
                            	NARRATIVE

	State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Until October 29, 1997, when the United States Bankruptey Court for the Southern District of Florida (Ft. Lauderdale Division) approved the sale by Substance Abuse Technologies, Inc. ("SAT"), the debtor in possession, of 5,575,306 shares of the registrant's Common

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Stock, $.001 per value, or 76.4% of the outstanding
7,297,206 shares, registered in SAT's name, the registrant was a subsidiary of SAT and all of the periodic reports pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended, have been prepared and filed by SAT's accounting personnel, with the Chief Financial Officer and Chief Accounting Officer of SAT serving in the same capacities for the registrant. The financial records of the registrant have always been maintained by SAT and, now with the court's approval of the sale, the records will be transferred to the registrant, which will seek and hire its own Chief Financial Officer and Chief Accounting Officer. However, the timing of the court proceeding has prevented the registrant from so acting with respect to the subject Form 10-Q and it is still solely dependent on SAT for the registrant's financial data. Because SAT's financial personnel have been delayed because of SAT's bankruptcy proceedings and for other reasons in preparing SAT's financial statements, such personnel have not finalized the registrant's financial data for the quarter. SAT has, however, indicated it will be available for timely filing pursuant to Rule 12b-25. By the time the registrant's Form 10-Q is due for the quarter ending December 31, 1997, the registrant expects to have its own personnel in place so that this will not be a problem in the future.

                             	PART IV
                        	OTHER INFORMATION

	(1)	Name and telephone number of person to contact in regard
to this notification.

     Linda H. Masterson         (909)             466-8047
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         (Name)	            	(Area Code)       (Telephone Number)

	(2)	Have all other periodic reports required under Section
13 or 15(d) or the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      									[X] Yes	 [] No

	(3)	Is it anticipated that any significant change in results
of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   								   	 [] Yes  [X]  No


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If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      U.S. Drug Testing, Inc.
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            (Name of Registrant as Specified in Charter)


	Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 15, 1997				         By:/s/ Linda H. Masterson
                                        ----------------------
                               				     Linda H. Masterson
                               				     President and Chief Executive Officer